                                                                    Exhibit 99.2



                                     [LOGO]
                        ROYAL GROUP TECHNOLOGIES LIMITED


                              NOTICE AND MANAGEMENT
                                 PROXY CIRCULAR



                                     for the
                         Annual Meeting of Shareholders
                                February 20, 2002







                         ------------------------------

                                January 1, 2002

                        ROYAL GROUP TECHNOLOGIES LIMITED


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of ROYAL GROUP TECHNOLOGIES LIMITED ("Royal Group") will be held at the Hilton Toronto, 145 Richmond Street West,Toronto, Ontario, Canada, on Wednesday, February 20, 2002 at 10 a.m., local time, for the purposes of:

(1) receiving Management's report for the financial year ended September 30,2001,and the comparative Consolidated Financial Statements for the financial year ended September 30,2001,together with the Auditors' Report thereon;

(2)  electing Directors;

(3) appointing auditors and authorizing the Directors to fix their remuneration; and

(4) transacting such other business as may properly be brought before the Meeting, or any adjournment thereof.

A COPY OF THE MANAGEMENT PROXY CIRCULAR, ROYAL GROUP'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED SEPTEMBER 30, 2001 AND A FORM OF PROXY ACCOMPANY THIS NOTICE. IF YOU DO NOT PLAN TO ATTEND THE MEETING, KINDLY SIGN, DATE, AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. PROXIES MUST BE RECEIVED BY ROYAL GROUP AT VAUGHAN, ONTARIO, CANADA OR COMPUTERSHARE TRUST COMPANY OF CANADA AS AGENT FOR ROYAL GROUP AT TORONTO, ONTARIO, CANADA BY 10:00 A.M. ON FEBRUARY 19, 2002.



By Order of the Board,


[Signature]
Vic De Zen                                                       Vaughan,Ontario
Chairman of the Board,                                            January 1,2002
President and Chief Executive Officer

                               TABLE OF CONTENTS

DESCRIPTION                                                                         PAGE
-----------                                                                         ----
SOLICITATION OF PROXIES .......................................................       1
AVAILABILITY OF DOCUMENTS .....................................................       1
APPOINTMENT AND REVOCATION OF PROXIES .........................................       1
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES ............................       1
EXERCISE OF DISCRETION BY PROXIES .............................................       2
RECORD DATE ...................................................................       2
AUTHORIZED CAPITAL ............................................................       2
OWNERSHIP AND TRANSFER RESTRICTIONS ...........................................       2
PRINCIPAL HOLDERS OF VOTING SECURITIES ........................................       3
BUSINESS OF THE MEETING .......................................................       3
  Presentation of Management Report, Financial Statement and Auditors' Report..       3
  Election of Directors .......................................................       3
  Appointment and Compensation of Auditors ....................................       5
EXECUTIVE COMPENSATION ........................................................       5
  Summary Compensation ........................................................       5
  Stock Option Plan ...........................................................       6
    Options Granted ...........................................................       6
    Options Exercised .........................................................       6
  Composition of the Compensation Committee ...................................       7
  Report on Executive Compensation ............................................       7
  Compensation of Directors ...................................................       8
  Performance Graph ...........................................................       8
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS .............       9
CORPORATE GOVERNANCE PRACTICES ................................................       9
  Mandate of the Board ........................................................       9
  Board Composition ...........................................................      10
  Education and Recruitment ...................................................      10
  Independence from Management ................................................      10
  Board Committees ............................................................      11
  Engagement of Outside Advisors ..............................................      11
  Board Authority and Delegation ..............................................      11
  Investor Relations ..........................................................      12
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE ..................................      12
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS .................................      12
DIRECTORS' APPROVAL ...........................................................      12

                        ROYAL GROUP TECHNOLOGIES LIMITED

                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ROYAL GROUP TECHNOLOGIES LIMITED ("Royal Group") to be used at the annual meeting of shareholders (the "Meeting") of Royal Group to be held at the Hilton Toronto, 145 Richmond Street West,Toronto, Ontario, Canada, on Wednesday, February 20, 2002 at 10 a.m., local time, and at any postponement or adjournment thereof, for the purposes set forth in the accompanying notice of meeting.

     This solicitation is being made primarily by mail, but may also be made by telephone or other means of communication by the Directors, officers or employees of Royal Group at nominal cost. The cost of solicitation will be borne by Royal Group.

AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON WRITTEN REQUEST TO ROYAL GROUP'S VICE PRESIDENT OF CORPORATE COMMUNICATIONS BY MAIL AT 1 ROYAL GATE BOULEVARD,VAUGHAN, ONTARIO, L4L 8Z7 OR BY FACSIMILE TO (905) 264-0702:THE 2001 ANNUAL INFORMATION FORM (WHICH FORM IS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AS A FORM 40-F), THE 2001 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2001 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS, THE INTERIM FINANCIAL STATEMENTS FOR PERIODS SUBSEQUENT TO SEPTEMBER 30, 2001, AND THIS MANAGEMENT PROXY CIRCULAR.

APPOINTMENT AND REVOCATION OF PROXIES

     A form of proxy is enclosed and, whether or not you now plan to attend the Meeting, you are asked to sign, date and return the proxy in the provided envelope. Proxies to be exercised at the Meeting must be deposited with Computershare Trust Company of Canada (the "Transfer Agent") at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 in the enclosed envelope or by facsimile to (416) 981-9800 by 10:00 a.m. on February 19, 2002.

     The persons named in the enclosed form of proxy are Directors of Royal Group. IF YOU WISH TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT YOU AT THE MEETING,YOU MAY DO SO BY INSERTING THE NAME OF YOUR APPOINTEE, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

     The enclosed form of proxy, when signed by the shareholder, will constitute a direction to the nominee. The nominee will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER,THE SHARES WILL BE
VOTED: (1) FOR THE ELECTION OF THE MANAGEMENT NOMINEES FOR THE POSITION OF DIRECTOR; AND (2) FOR THE APPOINTMENT OF AUDITORS.

     A shareholder may revoke such shareholder's proxy at any time by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing, or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and deposited with the Chairman of Royal Group care of the Transfer Agent or at the registered office of Royal Group, 1 Royal Gate Boulevard, Vaughan, Ontario L4L 8Z7, on or before 10:00 a.m., February 19, 2002 or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof (but prior to the use of the proxy at the Meeting) or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. As at the date of this Management Proxy Circular, Management knows of no such amendment, variation or other matter to come before the Meeting. If any such matters should properly come before the Meeting, the persons named in the form of proxy will vote on those matters in accordance with their best judgement.

RECORD DATE

     The date for determining shareholders entitled to receive notice of the Meeting is January 1, 2002 (the "Record Date").

AUTHORIZED CAPITAL

     The authorized capital of Royal Group consists of an unlimited number of Multiple Voting Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of First Preferred Shares and Second Preferred Shares, issuable in series. As of January 1, 2002, there were issued and outstanding 15,935,444 Multiple Voting Shares and 76,696,696 Subordinate Voting Shares entitled to vote at the Meeting. No First Preferred Shares or Second Preferred Shares have been issued. Each holder of Multiple Voting Shares of record on the Record Date will be entitled to 20 votes for each Multiple Voting Share held and each holder of Subordinate Voting Shares of record on the Record Date will be entitled to 1 vote for each Subordinate Voting Share held on all matters proposed to come before the Meeting. There is no other class of outstanding voting securities entitled to be voted at the Meeting. The holders of Multiple Voting Shares may be able to approve matters voted at the Meeting without the affirmative vote of holders of Subordinate Voting Shares.

OWNERSHIP AND TRANSFER RESTRICTIONS

     Under applicable law, a take-over bid for the Multiple Voting Shares would not necessarily result in or require a bid for the Subordinate Voting Shares. However a take-over bid which is not made for all of the Multiple Voting Shares and all of the Subordinate Voting Shares on identical terms would, if accepted, result in a conversion of the Multiple Voting Shares into Subordinate Voting Shares.

     Only holders of record of Multiple Voting Shares or Subordinate Voting Shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting, or any adjournment thereof, and to vote thereat, unless, after the Record Date, a holder of record transfers the Multiple Voting Shares or Subordinate Voting Shares held and the transferee produces properly endorsed share certificates or other-wise establishes proof of ownership of such Multiple Voting Shares or Subordinate Voting Shares held and demands, not later than ten days before the Meeting,that such transferee's name be included in the list of shareholders entitled to vote. Such list of shareholders will be available for inspection on and after January 1,2002,during usual business hours at the Transfer Agent's principal Toronto office and at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     As of the date hereof, to the knowledge of the Directors and officers of Royal Group, the only parties who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to any class of shares of Royal Group are:

                                                                                            % OF ALL
NAME                         TYPE OF SHARES           NUMBER OF SHARES     % OF CLASS     VOTING RIGHTS
----                         --------------           ----------------     ----------     -------------
Vic De Zen               Multiple Voting Shares         15,935,444             100%            81%
                       Subordinate Voting Shares           6,035              0.01%          0.01%

Domenic D'Amico        Subordinate Voting Shares        11,511,572              15%             3%


     The Directors and senior officers of Royal Group as a group, directly or indirectly, beneficially own, or exercise control or direction over 1,258,522 of the Subordinate Voting Shares, being approximately 1.6% of the issued and outstanding Subordinate Voting Shares, and Mr. Vic De Zen, a Director, the Chairman of the Board, President and Chief Executive Officer of Royal Group exercises control or direction over 100% of the Multiple Voting Shares of Royal Group.

BUSINESS OF THE MEETING

PRESENTATION OF MANAGEMENT REPORT, FINANCIAL STATEMENT AND AUDITORS' REPORT

     Management's report for the year ended September 30, 2001 and Royal Group's comparative Consolidated Financial Statements for the financial year ended September 30, 2001, together with the Auditors' Report thereon, all of which will be placed before the shareholders at the Meeting, are contained in Royal Group's 2001 Annual Report to Shareholders which accompanies this Management Proxy Circular.

ELECTION OF DIRECTORS

     Royal Group's Articles provide that the Board of Directors must consist of a minimum of three and a maximum of twenty-five Directors. Royal Group's By-Law No. 1 provides that the number of Directors to be elected at the Meeting shall be the number then in office unless the directors or the shareholders otherwise determine. Currently Royal Group has nine Directors. During the 2001 financial year, nine individuals served as Directors of Royal Group.

     Management proposes the nine persons named below as nominees for election as Directors, each of whom will hold office until the next succeeding annual meeting of shareholders of Royal Group or until his successor is elected or appointed, or he resigns, or a vacancy results from his death, dismissal or otherwise. UNLESS OTHERWISE INSTRUCTED BY A SHAREHOLDER, THE PERSONS NAMED IN THE ACCOMPANYING PROXY FORM WILL VOTE FOR THE ELECTION OF THESE NOMINEES. Management has no reason to believe that any of these nominees will be unable to exercise his function as a Director. As required by law, the Board of Directors has an Audit Committee, the members of which are indicated below. The Board of Directors does not have an Executive Committee.

     The following table indicates the names of the proposed nominees,their positions and offices with Royal Group or its significant affiliates now held by them, if any, the period during which they have served as Directors, and the approximate number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by them, as of the date hereof.

NOMINEES FOR ELECTION AS DIRECTOR           MUNICIPALITY OF RESIDENCE  DIRECTOR SINCE        SHARES OWNED
---------------------------------           -------------------------  ---------------       ------------
Vic De Zen                                  Vaughan, Ontario           November 25, 1994     15,935,444 Multiple
Director, Chairman of the Board,                                                             Voting Shares
President and Chief Executive Officer                                                        6,035 Subordinate
                                                                                             Voting Shares

Douglas Dunsmuir                            Toronto, Ontario           November 25, 1994     1,158,757 Subordinate
Director, Executive Vice President                                                           Voting Shares
and General Counsel

Gwain Cornish                               Campbellville, Ontario     November 25, 1994     38,582 Subordinate
Director and Senior Vice President                                                           Voting Shares

Ron Goegan                                  Sharon, Ontario            December 14, 2001     3,000 Subordinate
Director and Chief Financial Officer                                                         Voting Shares

Mario Cadorette                             Ste-Therese, Quebec        November 25, 1994     4,500 Subordinate
Director and President of                                                                    Voting Shares
Royal Window Coverings (Canada) Inc.
(a subsidiary of Royal Group)

Gregory Sorbara*                            Richmond Hill, Ontario     November 25, 1994     6,121 Subordinate
Director                                                                                     Voting Shares
M.P.P. Vaughan - King - Aurora
(Liberal)

Ronald Slaght*                              Toronto, Ontario           November 25, 1994     26,843 Subordinate
Director                                                                                     Voting Shares
Partner, Lenczner Slaght Royce Smith
Griffin (Barristers)

Ralph Brehn*                                Ste-Agathe Nord, Quebec    May 2, 1995           5,938 Subordinate
Director                                                                                     Voting Shares
Director and retired former President of
Hunter Douglas Canada Ltd.
(Building Products Company)

Irvine Hollis                               Chatsworth, Ontario        May 2, 1995           1,246 Subordinate
Director                                                                                     Voting Shares
Retired former President of Duracell Inc.
(Consumer Products Company)
Presently Management Consultant,
I Hollis Management Consultants Inc.


-------------------
* member of the Audit Committee


     IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED ON THE PROXY THAT SUCH SHAREHOLDER'S SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.

APPOINTMENT AND COMPENSATION OF AUDITORS

     UNLESS OTHERWISE INSTRUCTED BY A SHAREHOLDER, THE PERSONS NAMED IN THE ACCOMPANYING PROXY FORM WILL VOTE FOR THE APPOINTMENT OF KPMG LLP, SUITE 3300, COMMERCE COURT WEST, TORONTO, ONTARIO, CANADA, M5L 1B2, AS AUDITORS OF ROYAL GROUP. KPMG LLP and its predecessors have acted as auditors of Royal Group and its predecessors since 1987 and will continue to hold office until the next annual meeting of shareholders and will receive such compensation as may be fixed by the Directors. Representatives of KPMG LLP will be present at the Meeting with an opportunity to make a statement if they so desire and to respond to appropriate questions.

EXECUTIVE COMPENSATION

     The 2001 compensation of senior executives was determined by the Board of Directors and followed the procedure that was established at the time of the Initial Public Offering of Royal Group in November, 1994. Royal Group's policy is to provide a compensation package that will attract and retain qualified and experienced executives.

SUMMARY COMPENSATION

     The following table,presented in accordance with the Securities Act (Ontario),sets forth all compensation paid, for the years ended September 30, 2001, 2000 and 1999, in respect of the individuals who were at each of such dates the Chief Executive Officer and the four most highly compensated executive officers of Royal Group (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                  ANNUAL COMPENSATION             COMPENSATION
                                      ---------------------------------------   SECURITIES UNDER
NAME AND                    FISCAL                               OTHER ANNUAL   OPTIONS GRANTED    ALL OTHER
PRINCIPAL POSITION           YEAR      SALARY       BONUS        COMPENSATION       (NUMBER)     COMPENSATION
------------------          ------    --------    ----------     ------------   ---------------- ------------
Vic De Zen                   2001     $500,000    $2,225,000        $12,000        300,000            $0
Chairman of the Board,       2000     $500,000    $2,501,000        $12,000        320,000            $0
President and Chief          1999     $500,000    $4,134,000        $12,000        320,000            $0
Executive Officer

Gary Brown                   2001     $300,000    $1,330,000        $12,000              0            $0
Director, Executive Vice     2000     $300,000    $1,663,500        $12,000              0            $0
President and Chief          1999     $300,000    $1,842,500        $12,000              0            $0
Financial Officer

Douglas Dunsmuir             2001     $300,000    $1,340,000        $12,000              0            $0
Director,Executive Vice      2000     $300,000    $1,663,500        $12,000              0            $0
President and                1999     $300,000    $1,842,500        $12,000              0            $0
General Counsel

Gwain Cornish                2001     $280,000    $  720,000        $12,000         50,000            $0
Director and Senior          2000     $280,000    $  710,000        $12,000              0            $0
Vice President               1999     $280,000    $  380,000        $12,000              0            $0

Mario Cadorette              2001     $210,000    $   49,650        $ 5,970              0            $0
Director and President of    2000     $210,000    $  113,812        $ 5,909              0            $0
Royal Window                 1999     $160,000    $  116,280        $ 5,166              0            $0
Coverings (Canada) Inc.

STOCK OPTION PLAN

     The Board of Directors adopted Royal Group's 1994 Stock Option Plan (the "Plan") to motivate Royal Group's Management, officers and employees and to further align their interests with those of its public shareholders. Currently under the Plan: (i) the maximum number of Subordinate Voting Shares which may be authorized for issuance is limited to 8,583,385 (ii) the aggregate number of Subordinate Voting Shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding Subordinate Voting Shares,
(iii) the number of Subordinate Voting Shares reserved for issuance or issued within one year to an insider shall not exceed 10% of the outstanding Subordinate Voting Shares, and (iv) each option must have a term not exceeding nine years. The exercise price of options granted under the Plan is the closing market price the day prior to the date the option is granted on (i) The Toronto Stock Exchange generally, or (ii) The New York Stock Exchange in the case of certain U.S. resident optionholders. Generally, 50% of the options awarded pursuant to a specific grant become exercisable at any time after the third anniversary of the date of grant and the remaining 50% of such options become exercisable at any time after the sixth anniversary of the date of grant. The Board of Directors may provide financial assistance to an optionholder to enable such holder to exercise some or all of such holder's options. In 2001, no such assistance was provided. If the optionholder has resigned or has been terminated for just cause, all unexercised options previously granted to such optionholder are cancelled. In any other circumstance,the optionholder retains the right to exercise all options granted to such holder in accordance with their terms.

(A)  OPTIONS GRANTED

     The following table shows the options granted under the Plan to the Named Executive Officers of Royal Group for the financial year ended September 30, 2001.

        OPTION GRANTS DURING THE FINANCIAL YEAR ENDED SEPTEMBER 30, 2001



                                                                   MARKET VALUE
                                   % OF ALL                       OF SECURITIES
                  SECURITIES        OPTIONS                         UNDERLYING
                    UNDER         GRANTED TO                          OPTIONS
                   OPTIONS         EMPLOYEES        EXERCISE          ON THE
                   GRANTED       IN FINANCIAL        PRICE        DATE OF GRANT      DATE OF GRANT/
NAME               (NUMBER)          YEAR        ($/SECURITY)     ($/SECURITY)      EXPIRATION DATE
----              ----------     ------------    ------------     -------------     ---------------
Vic De Zen           320,000         55%            20.00           20.00           December 1,2000/
                                                                                    November 30,2009

(B)  OPTIONS EXERCISED

     The following table sets forth each exercise of options during the financial year ended September 30, 2001 and the value of the unexercised options to purchase Subordinate Voting Shares of Royal Group held by the Named Executive Officers.

          AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
             SEPTEMBER 30, 2001 AND FINANCIAL YEAR END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                                     SEPTEMBER 30, 2001             AT SEPTEMBER 30, 2001
                       SECURITIES   AGGREGATE            (NUMBER)                            ($)
                        ACQUIRED      VALUE      ---------------------------     -----------------------------
NAME                  ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                  -----------   ---------    -----------   -------------     -----------     -------------
Vic De Zen                nil           nil       1,360,000         nil            1,264,000         nil
Gary Brown                nil           nil         168,554         nil            2,319,207         nil
Douglas Dunsmuir          nil           nil         168,554       100,000          2,319,207         nil
Gwain Cornish             nil           nil          76,777        95,000          1,000,854         nil
Mario Cadorette           nil           nil          76,000        30,000            670,300         nil

---------------
* The closing price of Royal Group's Subordinate Voting Shares on The Toronto Stock Exchange on September 30, 2001 was 23.95.


COMPOSITION OF THE COMPENSATION COMMITTEE

     In 2001 compensation for senior executives and Directors was monitored directly by the Board as a whole.

REPORT ON EXECUTIVE COMPENSATION

     The compensation of Royal Group's senior executives, including that of its Chief Executive Officer, continues to follow the pattern which was set at the time Royal Group went public in November, 1994. The compensation consists of a base salary, an annual bonus and stock options, all of which are approved annually by the Board. The base salaries of Royal Group's senior executives was established by the Board at the time Royal Group went public in November,1994 and,other than Mario Cadorette's, these base salaries have not changed since that time. Growth in executive compensation since that time has been linked to Royal Group's corporate performance through the use of an annual bonus and stock option grants. With the emphasis of the compensation policy being on the bonus and the stock options,executive compensation is linked closely with the performance of Royal Group.

     The Board of Directors has adopted an employee bonus plan for certain of Royal Group's employees whereby 4% of the EBITDA (earnings before interest, taxes, depreciation and amortization) of each of Royal Group's operating units are distributed annually as to 2% to senior managers and key operating personnel of such operating unit and as to 2% to executive management of Royal Group. The particulars of Royal Group's 1994 Stock Option Plan are discussed in more detail above, however the Board would like to reiterate that it adopted the Plan to motivate Royal Group's management, officers and employees and to further align their interests with those of its public shareholders. The Board feels that the Plan has been successful in accomplishing these objectives and that the Plan is a key component of Royal Group's executive compensation package.

COMPENSATION OF DIRECTORS

     Each "outside" Director receives an annual fee of $10,000 and a fee of $1,000 for each meeting of the Board that they attend. For the financial year ended September 30, 2001, Royal Group paid the "outside" Directors an aggregate amount of $59,000 in annual and attendance fees.

     The foregoing Report on Executive Compensation has been made by all of the members of the Board of Directors:


          Vic De Zen (Chairman)               Douglas Dunsmuir
          Gwain Cornish                       Ron Goegan
          Mario Cadorette                     Irvine Hollis
          Gregory Sorbara                     Ronald Slaght
          Ralph Brehn


PERFORMANCE GRAPH

     The following graph compares the total cumulative shareholder return for Cdn. $100 invested in Royal Group's Subordinate Voting Shares with the cumulative total return of each of the TSE 300 Index and the TSE Building Materials Index since Royal Group went public in November, 1994.

                          [SHARE PERFORMANCE GRAPH]


                     ROYAL GROUP TECHNOLOGIES LIMITED (RYG)

                             SHARE PERFORMANCE GRAPH
                 CUMULATIVE TOTAL RETURN ON INVESTMENT OF $C100
                  NOVEMBER 30, 1994 THROUGH SEPTEMBER 30, 2001

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     As at the date hereof, no officer or Director or any of their associates is indebted to Royal Group or its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

     Royal Group's current corporate governance practices are based on the principles of fairness, accountability,transparency and responsible corporate behavior and reflect fairly the interests of public shareholders, the substantial management and employee investment in Royal Group and Royal Group's historic and current entrepreneurial and growth-oriented nature. Royal Group's corporate governance practices are described below with reference to the corporate governance guidelines of The Toronto Stock Exchange which were published to help corporations assess their corporate governance practices (collectively, the "Guidelines").

MANDATE OF THE BOARD

     The Board of Directors' mandate is to supervise the management of the business and affairs of Royal Group and to act with a view to the best interests of Royal Group. The Board fulfills its mandate directly and through its Audit Committee. At regularly scheduled meetings the Directors receive and discuss reports on Royal Group's financial position and operating performance. The Board of Directors also discharges its responsibilities as follows:

     i) it reviews the strategic planning and business objectives which are submitted by Management and discusses with the Chief Executive Officer and senior management the strategic plan and objectives that should be pursued by Royal Group;

     ii) it is informed on a periodic basis of the principal risks faced by Royal Group and the steps implemented to manage these risks by periodic management reports. The Audit Committee monitors these risks and Royal Group's internal controls and management information systems and reports directly to the Board on a regular basis;

     iii) it is responsible for assessing the performance of Royal Group's executive officers based on the recommendations of the Chief Executive Officer and for succession planning in respect of senior management. The Board as a whole also assesses its own effectiveness and that of its Audit Committee and the contribution of individual Directors on an ongoing basis;

     iv) it approves the annual financial statements, the annual report, quarterly results, all other significant financial communications to shareholders, management proxy circulars and press releases on major developments. The Chief Executive Officer also approves all press releases;

     v) it reviews and is responsible for Royal Group's approach to corporate governance including Royal Group's response to the Guidelines; and

     vi) it reviews major investment proposals and monitors progress of these investments.

     The Board meets a minimum of four times a year and more frequently if required. During the 2001 financial year, the Board met 5 times.

BOARD COMPOSITION

     The Board is composed of nine Directors, five of whom are "inside" management Directors, including Vic De Zen, Royal Group's controlling shareholder, and four of whom are "outside" Directors who are "unrelated" to Royal Group and to its significant shareholder within the meaning of the Guidelines. An "unrelated" director under the Guidelines is a Director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the Director's ability to act in the best interests of the Corporation, other than interests and relationships arising from the Director's shareholdings. The Board considers that the five "inside" Directors are able to, and do act, with a view to the best interests of Royal Group, with their compensation as officers of Royal Group being tied to a consistent measurement of corporate performance, and are sensitive to avoidance and disclosure of conflicts of interest. The Board believes that the presence of its senior executives on the Board is a key factor in Royal Group's success. These Directors bring to the Board the knowledge and experience that they have acquired during their long length of service with Royal Group. The insight that each offers in his particular area of responsibility has been instrumental in creating an effective Board and in achieving Royal Group's successful results.

     Royal Group is controlled by Vic De Zen who, directly or indirectly, owns or controls 100% of the outstanding Multiple Voting Shares of Royal Group and a nominal amount of the outstanding Subordinate Voting Shares of Royal Group and is a "significant shareholder" and "inside" Director within the meaning of the Guidelines. The "inside" Directors and other management shareholders of Royal Group own a significant number of the total outstanding Subordinate Voting Shares of Royal Group. The Directors believe that the membership on the Board of Directors of four "outside" Directors fairly reflects the investment in Royal Group by outside shareholders.

     The Board feels that the entrepreneurial and growth-oriented nature of Royal Group and its need to respond quickly and effectively in an ever-changing business environment makes it appropriate for the Board to be composed of its current number of directors to allow for open, efficient and effective deliberation and does not believe that it would add to the quality or efficiency of its decision-making to alter the Board's size.

EDUCATION AND RECRUITMENT

     Management and the "inside" Directors are responsible for the orientation of "outside" Directors. All Directors receive reports relating to Royal Group's business, are privy to presentations on legal matters relating to Royal Group and its Directors and may participate in a Directors' information programme. The "outside" Directors also participate in the Board's ongoing information programme in order to enhance their understanding of Royal Group's operations.

     The Board has not adopted a formal policy for the recruitment of Directors and there are no plans to increase the number of Directors on the Board. Other than Ron Goegan, who was just recently appointed to the Board, all the Directors presently in office and proposed to be elected at the Meeting have served as Directors in good standing of Royal Group for several years.

INDEPENDENCE FROM MANAGEMENT

     The Board does not function with a non-Management Chairman or with a "Lead Director". All Directors are expected to exercise critical judgement at all times and the unrelated Directors have unrestricted, direct access to Royal Group's executives and to its external auditors. The Board believes that its independence is protected by the Directors' undertaking to contribute to the evaluation of their individual and collective performances and effectiveness. The Board does not believe that it is necessary to implement the Guidelines' recommendations regarding additional structures and procedures to ensure the Board's independence from Management. The Board further believes that the granting to the Directors of stock options and the shareholdings and stock options of the "inside" Directors ensures that the Directors' interests are congruent with the interests of Royal Group and its shareholders.

     The positions of Chairman and Chief Executive Officer are combined at Royal Group. This is similar to many other leading corporations and has the advantage of the Chairman of the Board of Directors having a more detailed knowledge of the business and activities of Royal Group than would be possible in the case of a non-executive Chairman. The Board believes that the combination of the two offices does not impair Royal Group's corporate governance system. The Board also believes that specific position descriptions for the Board and the Chief Executive Officer, while recommended by the Guidelines, are not required as such individuals understand the responsibilities and limits of their offices.

BOARD COMMITTEES

     The Audit Committee is the Board's only committee and is currently composed of three "outside" Directors. The composition of the Audit Committee is in accordance with the recommendations in the Guidelines. The Audit Committee met 5 times in fiscal 2001 and it intends to meet at least quarterly in fiscal 2002. Its responsibilities include reviewing and approving: the external audit plan by meeting with outside auditors who are independent of Management; the internal auditing process, accounting standards, practices and systems; the management information systems, financial risk management and internal controls including foreign currency risk strategies; the annual and interim financial statements and all other legally required public disclosure materials and other significant public communications that contain financial information before they are presented to the Board for approval.

     The Board believes that its small size and its open and effective dialogue obviates the need to follow the Guidelines' recommendations and create additional committees. For example, instead of establishing a compensation committee, in 2001 compensation for senior executives and Directors was monitored directly by the Board as a whole. The Board feels that the compensation of the Directors realistically reflects the responsibilities and risks involved in being effective directors. Similarly, the Board has not created a committee of "outside" Directors to nominate new Directors and to assess the current Directors as recommended in the Guidelines as these functions are carried out by the Board as a whole.

ENGAGEMENT OF OUTSIDE ADVISORS

     An individual Director may engage outside advisors (including financial advisors, accountants and lawyers) at the expense of Royal Group subject to the approval of the Audit Committee.

BOARD AUTHORITY AND DELEGATION

     In addition to those matters which must by law be approved by the Board, Management is also required to seek Board approval for any disposition or expenditure in excess of $60,000,000. Management must also consult with the Board before engaging in any venture that is outside of Royal Group's existing businesses. Changes in senior management are also to be approved by the Board. The Board expects Royal Group's Management to take the initiative in identifying opportunities and risks affecting Royal Group's business and in finding means to respond to these opportunities and risks for the benefit of Royal Group. The Board also expects Royal Group's Management to keep it informed in a timely and candid manner of the progress of Royal Group towards the achievement of its established goals, and of any material deviations from such goals and from the strategies and policies approved by the Board. The Board is satisfied that Royal Group's Management is responding to these expectations.

INVESTOR RELATIONS

     Royal Group maintains an investor relations team which communicates with potential and current investors and responds to investor inquiries. Most inquiries from shareholders and the investment community are referred to Royal Group's Vice President of Corporate Communications who has the responsibility to ensure that the inquiry is considered by the appropriate members of Management and, if necessary, by the Board and that a reply is provided in a timely manner.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Royal Group on its own behalf, and on behalf of its subsidiaries, maintains directors' and officers' liability insurance which, subject to the provisions contained in the policy, protects the directors and officers, as such, against all claims during the term of their office provided they acted honestly and in good faith with a view to the best interests of the applicable corporation. Such insurance provides for an aggregate $25,000,000 annual protection against liability for and reimbursement of amounts paid. The policy carries a $75,000 deductible for each claim made against Royal Group under this indemnification liability coverage. There is no deductible for claims made against directors and officers. The premium paid by Royal Group in connection with this insurance for the financial year ended September 30, 2001 was $95,279.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     During the year ended September 30, 2001, no Director, senior officer, principal shareholder or other insider of Royal Group, nor any associate or affiliate thereof, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect Royal Group, its affiliates or any of their collective subsidiaries.

DIRECTORS' APPROVAL

     The contents and the sending of this Management Proxy Circular to each shareholder entitled to receive notice of the Meeting, to each Director and to the Auditors of the Corporation have been approved by the Board of Directors of Royal Group and the contents of this Management Proxy Circular are accurate as of January 1, 2002.


On Behalf of the Board of Directors


[Signature]
Vic De Zen                                                      Vaughan, Ontario
Chairman of the Board,                                           January 1, 2002
President and Chief Executive Officer

                                     [LOGO]
                        ROYAL GROUP TECHNOLOGIES LIMITED